811-06068
AB Fixed-Income Shares, Inc.
77D


             At a Meeting on March 9, 2016, the Board of Directors of AB Fixed-Income Shares, Inc. approved a proposal to adopt a policy for the Government STIF
Portfolio the Fund to invest at least 80% of its net assets in marketable obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities which may bear adjustable rates of interest U.S.
Government securities and repurchase agreements that are collateralized by U.S. Government securities. The Fund will not change this policy without 60 days prior written notice to shareholders. This policy will be in addition to the Funds policy to invest 99.5% or more of its total assets in cash, U.S. Government securities and repurchase agreements that are collateralized fully.
             The new investment policy is effective
immediately.